

THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com

RECEIVED
2010 MAY 25 A 11:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE


10015779

Ref. No. TC 250/2010

May 12, 2010

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Thaicom Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 241/2010**

  Subject: Submission of the Reviewed Financial Statements for the First quarter of Year 2010

  Date: May 11, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

T. Chuaychoo

Ms. Tanyapas Chuaychoo
Corporate Communications Manager
Thaicom Public Company Limited
Enclosure

dlw 5/26

Summary Translation Letter
To the Stock Exchange of Thailand
May 12, 2010

Ref No. TC 241/2010

11 May 2010

Subject: Submission of the Reviewed Financial Statements for the First quarter of Year 2010

To: The President
Stock Exchange of Thailand

Enclosure:
(1) One set of the Reviewed Financial Statements for the First quarter of Year 2010 – Thai Language Version
(2) One set of the Reviewed Financial Statements for the First quarter of Year 2010 – English Language Version
(3) Management Discussion and Analysis for the First quarter of Year 2010

Thaicom Company Limited (the "Company") would like to submit its reviewed financial statements for the first quarter of year 2010, ended March 31, 2010 together with an explanation of changes in operating results.

The Company reported consolidated revenue for the first quarter of year 2010 of Baht 1,814 million and consolidated net loss for the first quarter of year 2010 of Baht 157 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenues from sale of goods and rendering of services for the first quarter of year 2010 amounted to Baht 1,814 million, an increase of Baht 49 million or 2.8% over the same period last year (Baht 1,765 million). This was due to the following reasons:

    - Revenue from satellite transponders and related services in Q1/2010 was Baht 1,198 million, an increase of Baht 117 million or 10.8% compared to Baht 1,081 million in the same period last year. This was mainly because of an increase in IPSTAR service revenue following increased bandwidth usage and a growth of transponder lease from the broadcasting business.

    - Revenue from Internet access and media services in Q1/2010 was Baht 134 million, an increase of Baht 48 million or 55.8% from Baht 86 million in Q1/2009 due to an increase in Direct Television ("DTV") sales revenue.

    - Revenue from telephone services in Q1/2010 was Baht 452 million, decreased by Baht 139 million or 23.5% over the same period last year (Baht 591 million).

2. The Company's consolidated expenses for the first quarter of year 2010 amounted to Baht 1,908 million, a decrease of Baht 54 million or 2.8% over the same period last year (Baht 1,962 million). This was due to the following reasons:

    - Net foreign exchange loss was Baht 29 million in Q1/2010, a decrease of Baht 81 million from a loss on exchange of Baht 110 million in Q1/2009.

    - Cost relating to telephone services in Q1/2010 was Baht 356 million, decreased by Baht 35 million or 9.0% from Baht 391 million in Q1/2009. Mfone Company Limited ("Mfone") reported a decrease in depreciation cost as there was one-time write off amounting to US dollar 3.3 million in Q1/2009. Lao Telecommunications Co., Ltd. ("LTC") reported increases in depreciation cost for the expanded telephone network in Lao PDR, and in cost of inter-roaming.

- Cost relating to satellite transponders and related services in Q1/2010 was Baht 1,046 million, a decrease of Baht 17 million or 1.6% from Baht 1,063 million in Q1/2009 due largely to decreases in depreciation as the Thaicom 1A satellite the Thaicom 2 satellite had been fully depreciated since February 2009 and December 2009 respectively, in cost of UT sales, and in cost of in-orbit insurance, offset by a cost increase from system integration service following its revenue growth, and an increase in transponder rental as a group of customers were transferred from the Thaicom 1A satellite to other satellite.

- Cost relating to Internet and media services in Q1/2010 was Baht 123 million, an increase of Baht 56 million or 83.6% from Baht 67 million in Q1/2009 due to an increase in cost of DTV sales corresponding to the sales growth.

- Selling and administrative expenses in Q1/2010 were Baht 354 million, an increase of Baht 23 million or 6.9% compared to Baht 331 million in Q1/2009. This was mainly due to increases in staff expenses, in marketing expenses for the satellite business and LTC's advertising, offset by a decrease in doubtful debt provision.

3. Share of profit of associates in Q1/2010 was Baht 37 million, increased by Baht 11 million or 42.3% from Baht 26 million in Q1/2009, due to a 45.8% increase in CS LoxInfo Plc ("CSL")'s net profit.

4. The Company's consolidated finance costs in Q1/2010 amounted to Baht 123 million, a decrease of Baht 11 million or 8.2% over the same period last year (Baht 134 million) due to an interest decline resulting from the loan repayments for the Thaicom 4 and Thaicom 5 projects in 2009 and for DTV, offset by debenture interest.

5. The Company reported an income tax receivable of Baht 25 million in Q1/2010, down by Baht 57 million from Baht 82 million in Q1/2009.

I. Overview

Thaicom Plc ("the Company")'s total revenue for Q1/2010 were Baht 1,814 million, up by Baht 49 million compared to Q1/2009, due to revenue growth from satellite services and Internet access and media services. Conventional satellite service and IPSTAR service revenues grew by 8.3% and 13.8% respectively, and Internet access and media service revenues increased by 55.8%. Net cash inflow from operating activities for Q1/2010 rose by Baht 237 million or 27.7% from Q1/2009.

The Company reported a net loss for Q1/2010 of Baht 157 million, down by Baht 63 million from a net loss of Baht 220 million for Q1/2009. A loss on foreign exchange was Baht 29 million, decreased by Baht 81 million from Q1/2009. Share of profits of associate increased while finance costs declined from Q1/2009.

II. Business Summary

Transponder leasing and related business

Presently, the Company's broadcasting business has 293 television channels with various contents from all over Asia, Europe, and Australia on both C and Ku band beams. The Thaicom 2 Satellite had been fully depreciated since December 2009.

The Company has placed several key strategic directions to enhance the commercialization of IPSTAR's services within the region. The Company will concentrate on increasing bandwidth sales through the new IPSTAR Open Access Platform.

Telephone business

A growth of the telephone business in Lao PDR yielded an increase in telephone subscribers, especially in prepaid mobile phone service. As of the end of Q1/2010, Lao Telecommunications Co., Ltd. ("LTC")'s total phone subscribers reached 1,328,800 increased by 28.5% from 1,033,839 at the end of Q1/2009. Mfone Company Limited ("Mfone")'s total phone subscribers dropped by 28.0% from 925,002 at the end of Q1/2009 to 665,834 at the end of Q1/2010.

Internet and media business

In Q1/2010, DTV Service Co., Ltd. ("DTV"), the Company's subsidiary, had a continued growth of DTV sales volume. The total number of DTV satellite television dish sets sold thus far by DTV was 661,718 sets as of the end of Q1/2010.

CS LoxInfo Plc ("CSL") reported a 45.8% year-on-year growth in net profit in Q1/2010. This was due to the growth of the Voice Info Services and Mobile Content business, together with decreased cost of sales and service resulting from effective cost control management, and decreased selling and administrative expenses.

III. Consolidated Operating Results

Selected financial information on THCOM

Unit: MBt	Amount			Change	
	Q1/10	Q4/09	Q1/09	QoQ (%)	YoY (%)
Revenue from sale of goods and rendering of services	1,784	1,839	1,758	-3.0%	1.5%
Share of profits of associate	37	31	26	19.4%	42.3%
Cost of sale of goods and rendering of services	1,525	1,600	1,521	-4.7%	0.3%
SG&A expenses	354	325	331	8.9%	6.9%
EBIT*	(95)	(86)	(94)	-10.5%	-1.1%
EBITDA**	539	595	648	-9.4%	-16.8%
Net profit	(157)	(501)	(220)	68.7%	28.6%
EPS (Baht)	(0.14)	(0.46)	(0.20)	69.6%	30.0%

* EBIT = Sales and service income – Cost of sales and service – SG&A
** EBITDA = EBIT + Depreciation and Amortization
n.m. = not meaningful

Sales and service income

Consolidated revenue from sale of goods and rendering of services in Q1/2010 was Baht 1,784 million, an increase of Baht 26 million or 1.5% compared to Baht 1,758 million in Q1/2009 due to increases in revenue from the satellite business and the Internet access and media business, offset by a decrease in revenue from the telephone business.

Compared to Baht 1,839 million in Q4/2009, consolidated revenue from sale of goods and rendering of services decreased by Baht 55 million or 3.0% due to revenue drops from the Internet access and media business and the telephone business, offset by revenue growth from the satellite business.

Revenue from sale of goods and rendering of services	Q1/10	Q4/09	Q1/09	%QoQ	%YoY
Satellite and related services	1,198	1,176	1,081	1.9%	10.8%
Telephone services	452	481	591	-6.0%	-23.5%
Internet access and media services	134	182	86	-26.4%	55.8%
Total	**1,784**	**1,839**	**1,758**	**-3.0%**	**1.5%**

Satellite transponder leasing and related services

Revenue from satellite transponders and related services in Q1/2010 was Baht 1,198 million, an increase of Baht 117 million or 10.8% compared to Baht 1,081 million in Q1/2009. Compared to Baht 1,176 million in Q4/2009, Q1/2010 revenue increased by Baht 22 million or 1.9%.

Satellite and related services	Q1/10	Q4/09	Q1/09	%QoQ	%YoY
Thaicom 1A, 2, 5 and related services	637	611	588	4.3%	8.3%
IPSTAR services	561	565	493	-0.7%	13.8%
Sales	*214*	*233*	*223*	*-8.2%*	*-4.0%*
Services	*347*	*332*	*270*	*4.5%*	*28.5%*
Total	**1,198**	**1,176**	**1,081**	**1.9%**	**10.8%**

- Revenue from the Thaicom conventional satellite business for Q1/2010 was Baht 637 million, an increase of Baht 49 million or 8.3% from Baht 588 million in Q1/2009 and a rise of Baht 26 million or 4.3% from Baht 611 million in Q4/2009. This was mainly due to a growth of transponder lease from the broadcasting business.
- IPSTAR revenue was Baht 561 million in Q1/2010, up by Baht 68 million or 13.8% from Baht 493 million in Q1/2009 because of an increase of Baht 77 million or 28.5% in IPSTAR service revenue following increased bandwidth usage mainly in Australia, China, Cambodia, Japan, and Malaysia, offset by a UT sales drop of Baht 9 million or 4.0%.

  Despite of higher UT sales volume, UT sales revenue declined by Baht 19 million from the previous quarter as a result of lower average revenue per unit of UT. IPSTAR service revenue increased by Baht 15 million due to increased bandwidth usage mainly in China, Philippines, New Zealand, Australia, and Japan. These resulted in a drop of Baht 4 million or 0.7% in IPSTAR revenue as compared to the previous quarter.

Telephone services

The Company's revenue from the telephone service business in Q1/2010 was Baht 452 million, a decrease of Baht 139 million, or 23.5% compared to Baht 591 million in Q1/2009. During 2009, three new mobile-phone service providers entered the market, resulting to fierce competition in Cambodia's mobile phone industry. This caused a 28.0% decline in Mfone's subscribers from 925,002 subscribers at the end of Q1/2009 to 665,834 subscribers at the end of Q1/2010. However, Mfone had a 27% year-on-year increase in revenue per minute. The continued growth of telephone subscribers in Lao PDR, especially in prepaid mobile phone service, resulted in a 28.5% increase in LTC's subscribers from 1,033,839 subscribers at the end of Q1/2009 to 1,328,800 subscribers at the end of Q1/2010.

Internet access and media services

Revenue from the Internet access and media business in Q1/2010 was Baht 134 million, rose by Baht 48 million or 55.8% from Baht 86 million in Q1/2009, mainly due to a DTV sales increase. Compared to Baht 182 million in Q4/2009, Q1/2010 revenue dropped by Baht 48 million or 26.4% largely due to a DTV sales decrease. As at the end of Q1/2010, accumulated DTV sales volume was 661,718 sets, up 278,052 sets from the end of Q1/2009.

Cost of sales and service

The Company reported total cost for Q1/2010 of Baht 1,525 million, an increase of Baht 4 million or 0.3% compared to Baht 1,521 million in Q1/2009, due to an increase in cost of sales and services from the Internet and media business, offset by decreases in cost from the telephone business and the satellite business. The cost accounted for 85.5% of sales and service income in Q1/2010, going down from 86.5% in Q1/2009.

Compared to Baht 1,600 million in Q4/2009, total cost decreased by Baht 75 million or 4.7% due to decreases in cost from the Internet access and media business and the satellite business, offset by an increase in cost from the telephone business.

Cost of sale of goods and rendering of services	Q1/10	Q4/09	Q1/09	%QoQ	%YoY
Satellite and related services	1,046	1,089	1,063	-3.9%	-1.6%
Telephone services	356	344	391	3.5%	-9.0%
Internet access and media services	123	167	67	-26.3%	83.6%
Total	**1,525**	**1,600**	**1,521**	**-4.7%**	**0.3%**

Cost of satellite transponder leasing and related services

Cost relating to transponder leasing and related services in Q1/2010 was Baht 1,046 million, a decrease of Baht 17 million or 1.6% from Baht 1,063 million in Q1/2009 and a decrease of Baht 43 million or 3.9% from Baht 1,089 million in Q4/2009.

Satellite and related services	Q1/10	Q4/09	Q1/09	%QoQ	%YoY
Thaicom 1A, 2, 5 and related services	332	356	319	-6.7%	4.1%
IPSTAR services	714	733	744	-2.6%	-4.0%
Total	**1,046**	**1,089**	**1,063**	**-3.9%**	**-1.6%**

- Cost relating to the Thaicom conventional satellite and related business was Baht 332 million, an increase of Baht 13 million or 4.1% from Baht 319 million in Q1/2009 mainly due to a cost increase from system integration service following its revenue growth, and an increase in transponder rental as a group of customers were transferred from the Thaicom 1A satellite to other satellite, offset by decreases in depreciation as the Thaicom 1A satellite the Thaicom 2 satellite had been fully depreciated since February 2009 and December 2009 respectively.

  Compared to Q4/2009, cost decreased by Baht 24 million or 6.7% mainly due to lower depreciation resulting from the fully depreciated Thaicom 2 satellite.

- Cost of providing IPSTAR services was Baht 714 million, a decrease of Baht 30 million or 4.0% from Baht 744 million in Q1/2009, mainly due to decreases in cost of UT sales corresponding to lower UT sales volume, and in cost of in-orbit insurance.

  Compared to Q4/2009, cost decreased by Baht 19 million or 2.6% mainly due to decreases in gateway operation expenses and in cost of in-orbit insurance, offset by an increase in cost of UT sales.

Cost of telephone services

Cost relating to the telephone business for Q1/2010 amounted to Baht 356 million, a decrease of Baht 35 million or 9.0% from Baht 391 million in Q1/2009. Mfone reported decreases in depreciation cost as there was one-time write off of US dollar 3.3 million in Q1/2009, and in interconnect charge, offset by increases in depreciation cost for the expanded project in Cambodia and in cost of electricity from expanded base stations. LTC reported increases in depreciation cost for the expanded telephone network in Lao PDR, and in cost of inter-roaming.

Compared to Q4/2009, cost rose by Baht 12 million or 3.5%. LTC reported an increase in cost of inter-roaming. Mfone reported an increase in cost of VoIP international calling service following its VoIP revenue growth, offset by decreases in depreciation of telephone network resulting from the fully depreciated phase 1 & 2 telephone network, in interconnect charge, and in revenue sharing to the Cambodian government

Cost of Internet access and media services

Cost relating to the Internet access and media business in Q1/2010 was Baht 123 million, up by Baht 56 million or 83.6% from Baht 67 million in Q1/2009 due to an increase in cost of DTV sales corresponding to the sales growth in Thailand, Cambodia, and Lao PDR. Compared to Q4/2009, cost declined by Baht 44 million or 26.3% due to a decrease in DTV sales.

Selling and administrative expenses

SG&A expenses, including directors and management benefit expenses, were Baht 354 million in Q1/2010, an increase of Baht 23 million, or 6.9%, compared to Baht 331 million in Q1/2009. This was due to increases in staff expenses, in marketing expenses for the satellite business and LTC's advertising, offset by a decrease in doubtful debt provision.

Compared to Q4/2009, SG&A expenses increased by Baht 100 million or 39.4% due to the write-back of doubtful debt provision in Q4/2009 as the debt was paid off.

Finance cost

Finance costs totaled Baht 123 million in Q1/2010, down by Baht 11 million, or 8.2%, compared with Baht 134 million in Q1/2009 due to an interest decline resulting from the loan repayments for the Thaicom 4 and Thaicom 5 projects in 2009 and for DTV in Q2/2009 and Q3/2009, offset by debenture interest.

Loss on exchange rate

As the Thai Baht had appreciated, the Company reported a loss of Baht 29 million on foreign exchange for Q1/2010 mainly due to the revaluation of trade accounts receivable and accrued income, while a loss of Baht 110 million was reported in Q1/2009. Most of these losses on exchange rate was unrealized.

Share of profit of associates – equity method

Share of profit of associates in Q1/2010 was Baht 37 million, increased by Baht 11 million or 42.3% from Baht 26 million in Q1/2009, due to a 45.8% increase in CSL's net profit over Q1/2009 mainly caused by an increase in revenue from the Voice Info Services and Mobile Content business resulting from its efficient marketing plan, together with lower cost of sales and service caused by its efficient cost management, and lower SG&A expenses as a result of decreased bad debt provision.

Income tax expense

The Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 25 million in Q1/2010, down by Baht 57 million from Baht 82 million in Q1/2009.

IV. Financial Position

At the end of Q1/2010, the Company reported total assets of Baht 27,607 million, an increase of Baht 204 million or 0.7% from Baht 27,403 million at the end of 2009. This was mainly because of increased cash and cash equivalents, higher PP&E arisen from telephone network expansion in Cambodia and Lao PDR, offset by the depreciation and amortization of PP&E under operating agreements.

THCOM's asset components

Assets	March 31, 2010		December 31, 2009	
	Amount (Bt mn)	% of Total assets	Amount (Bt mn)	% of Total assets
Current assets	3,368	12.2	2,647	9.7
Investment in associates	455	1.6	419	1.5
PP&E, net	5,777	20.9	6,046	22.1
PP&E under the concession agreement, net	15,195	55.0	15,528	56.7

Liquidity

At the end of Q1/2010, the Company had a current ratio of 0.86 times, down from 0.98 at the end of 2009 due to higher accounts payable - property and equipment, and increased current portion of long-term loans.

Investments

Investment in CSL was presented as "investment in subsidiaries, jointly controlled entities and associate" item. At the end of Q1/2010 the Company's investment in CSL was Baht 455 million, an increase of Baht 36 million or 8.6% from Baht 419 million at the end of 2009, reflecting a proportionate recognition of CSL's net profit for Q1/2010 amounting to Baht 37 million.

Property, plant and equipment

Property, Plant and Equipment (PP&E) at the end of Q1/2010 was Baht 5,777 million, a decrease of Baht 269 million or 4.4% from Baht 6,046 million at the end of 2009. This was mainly due to a depreciation and amortization of PP&E of Baht 269 million, foreign currency translation adjustments of Baht 155 million, offset by the purchase of assets of Baht 161 million in Q1/2010 most of which were assets for the expansion of telephone network in Cambodia and Lao PDR. PP&E at the end of Q1/2010 also included the assets under operating agreements of Mfone of approximately Baht 2,797 million, down Baht 176 million from Baht 2,973 million at the end of 2009.

PP&E under operating agreements

PP&E under operating agreements at the end of Q1/2010 was Baht 15,195 million, a decrease of Baht 333 million from Baht 15,528 million at the end of 2009 mostly due to depreciation and amortization expenses in Q1/2010.

Borrowings and Shareholders' equity

The Company's net borrowings at the end of Q1/2010 were Baht 8,702 million, a decrease of Baht 87 million from Baht 8,789 million at the end of 2009. This was mainly due to the repayments of long-term borrowings made by Mfone, the repayment of short-term borrowings for the satellite business, and gain on exchange rate.

The Company's shareholders' equity at the end of Q1/2010 was Baht 15,395 million, a decrease of Baht 231 million from Baht 15,626 million at the end of 2009, reflecting a net loss for Q1/2010 of Baht 157 million, and a translation loss relating to financial statements of foreign operations of Baht 74 million.

With lower net borrowings and shareholders' equity for the three-month period ended March 31, 2010, the ratio of net borrowings to equity at the end of Q1/2010 was 0.57 times, slightly up from 0.56 times at the end of 2009.

Cash flow

The Company's net cash inflow from operating activities for Q1/2010 was Baht 1,092 million, up by Baht 237 million or 27.7% from Q1/2009 largely coming from advance receipts from Japanese customers of approximately Baht 326 million. Net cash outflow from investing activities was Baht 182 million, mainly due to payments of Baht 184 million for the satellite equipment and the expansion of telephone network. The Company had net cash outflows from financing activities of Baht 53 million mainly due to long-term loan repayments of Baht 79 million including the loan repayments for the expansion of telephone network in Cambodia and short-term loan repayments of Baht 73 million including the satellite business's loan repayment, offset by the proceeds from long-term borrowings of Baht 99 million.

The Company had ending cash of Baht 1,658 million on March 31, 2010.

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the Companies. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue." Although the Companies believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Thaicom Public Company Limited
and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month period ended
31 March 2010

Review Report of Certified Public Accountant

To the Board of Directors of Thaicom Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 31 March 2010, and the related statements of income, changes in equity and cash flows for the three-month periods ended 31 March 2010 and 2009 of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the consolidated and separate financial statements for the year ended 31 December 2009 of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those financial statements in my report dated 19 February 2010. I have not performed any auditing procedures since that date. The consolidated and separate balance sheets as at 31 December 2009, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
11 May 2010

Thaicom Public Company Limited and its Subsidiaries

Balance sheets

As at 31 March 2010 and 31 December 2009

Assets	*Note*	**Consolidated financial statements** 31 March 2010 (Unaudited)	**Consolidated financial statements** 31 December 2009	**Separate financial statements** 31 March 2010 (Unaudited)	**Separate financial statements** 31 December 2009
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		1,657,880	797,639	678,060	158,253
Trade accounts receivable and accrued income	*4*	1,001,989	1,046,555	897,916	882,331
Amounts due from related parties	*3*	1,851	1,102	118,909	100,684
Short-term loans and advance to subsidiaries	*3*	-	-	319,749	334,076
Inventories		364,630	431,125	168,426	274,919
Prepaid insurance		39,157	103,385	37,168	100,552
Other current assets		302,888	266,833	103,891	90,911
Total current assets		**3,368,395**	**2,646,639**	**2,324,119**	**1,941,726**
Non-current assets					
Investments in subsidiaries, jointly - controlled entities and associate	*5*	455,247	418,505	813,500	813,500
Property and equipment	*6*	5,777,116	6,045,849	1,202,886	1,235,905
Property and equipment under operating agreements	*6*	15,194,748	15,527,788	15,194,748	15,527,788
Deferred charges	*6*	53,295	57,466	51,129	55,117
Intangible assets	*6*	1,180,009	1,208,069	1,009,618	1,031,266
Deferred tax assets		936,728	868,081	821,410	763,184
Other non-current assets		641,602	630,884	610,926	598,705
Total non-current assets		**24,238,745**	**24,756,642**	**19,704,217**	**20,025,465**
Total assets		**27,607,140**	**27,403,281**	**22,028,336**	**21,967,191**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries

Balance sheets

As at 31 March 2010 and 31 December 2009

		Consolidated financial statements		Separate financial statements	
Liabilities and equity	*Note*	31 March 2010 (Unaudited)	31 December 2009	31 March 2010 (Unaudited)	31 December 2009
		(in thousand Baht)			
Current liabilities					
Short-term loans from financial institutions	*7*	8,018	81,338	1,018	73,820
Trade accounts payable		467,875	462,049	304,448	267,388
Accounts payable - property and equipment		729,341	152,078	18,156	21,818
Amounts due to related parties	*3*	8,417	7,007	57,317	44,422
Current portion of long-term loans	*7*	800,616	635,849	2,265	2,369
Advance receipts from customers		815,126	197,059	370,518	44,467
Accrued operating agreement fee		631,687	646,055	541,501	545,653
Accrued expenses		157,081	232,547	99,707	143,775
Income tax payable		133,323	111,221	-	-
Other current liabilities		177,976	169,122	84,369	81,489
Total current liabilities		**3,929,460**	**2,694,325**	**1,479,299**	**1,225,201**
Non-current liabilities					
Long-term accounts payable					
- property and equipment		155,459	761,252	-	-
Long-term loans	*7*	7,893,851	8,072,039	6,983,183	6,982,052
Deferred tax liabilities		142,416	145,589	-	-
Other non-current liabilities		90,485	104,265	76,510	87,660
Total non-current liabilities		**8,282,211**	**9,083,145**	**7,059,693**	**7,069,712**
Total liabilities		**12,211,671**	**11,777,470**	**8,538,992**	**8,294,913**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries

Balance sheets

As at 31 March 2010 and 31 December 2009

		Consolidated financial statements		Separate financial statements	
Liabilities and equity	*Note*	31 March 2010 (Unaudited)	31 December 2009	31 March 2010 (Unaudited)	31 December 2009
		(in thousand Baht)			
Equity					
Share capital	*8*				
Authorised share capital		5,660,412	5,660,412	5,660,412	5,660,412
Issued and paid-up share capital		5,479,688	5,479,688	5,479,688	5,479,688
Additional paid-in capital					
Premium on ordinary shares		4,301,990	4,301,990	4,301,990	4,301,990
Unrealised profit on changes on shareholding in a subsidiary and an associate		349,376	349,348	-	-
Currency translation differences		(181,824)	(108,967)	-	-
Retained earnings					
Appropriated					
Legal reserve		413,853	413,853	413,853	413,853
Unappropriated		4,989,684	5,146,786	3,293,813	3,476,747
Total equity attributable to equity holders of the Company		**15,352,767**	**15,582,698**	**13,489,344**	**13,672,278**
Minority interests		42,702	43,113	-	-
Total equity		**15,395,469**	**15,625,811**	**13,489,344**	**13,672,278**
Total liabilities and equity		**27,607,140**	**27,403,281**	**22,028,336**	**21,967,191**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries

Statements of income

For the three-month periods ended 31 March 2010 and 2009 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2010	2009	2010	2009
		(in thousand Baht)			
Revenues	*3*				
Revenues from sale of goods and rendering of services		1,783,759	1,758,427	1,097,422	918,577
Dividend income	*5*	-	-	-	83,941
Other income		29,773	6,774	42,901	8,777
Total revenues		**1,813,532**	**1,765,201**	**1,140,323**	**1,011,295**
Expenses	*3*				
Cost of sale of goods and rendering of services		1,399,289	1,385,691	935,634	847,393
Operating agreements fee		125,978	135,280	113,852	117,818
Selling expenses		54,200	46,260	20,418	18,711
Administrative expenses		289,712	272,323	163,231	163,923
Directors and management benefit expenses		10,299	12,764	10,171	12,628
Net foreign exchange loss		28,983	110,159	31,836	126,868
Total expenses		**1,908,461**	**1,962,477**	**1,275,142**	**1,287,341**
Share of profit of associates	*5*	36,714	25,837	-	-
Loss before finance costs and income tax expense		**(58,215)**	**(171,439)**	**(134,819)**	**(276,046)**
Finance costs		(123,388)	(133,586)	(106,341)	(119,760)
Loss before income tax expense		**(181,603)**	**(305,025)**	**(241,160)**	**(395,806)**
Income tax expense		25,416	81,783	58,226	101,988
Loss for the period		**(156,187)**	**(223,242)**	**(182,934)**	**(293,818)**
Profit (loss) attributable to:					
Equity holders of the Company		(157,102)	(220,292)	(182,934)	(293,818)
Minority interests		915	(2,950)	-	-
Loss for the period		**(156,187)**	**(223,242)**	**(182,934)**	**(293,818)**
Loss per share (Baht)	*10*				
Basic		(0.14)	(0.20)	(0.17)	(0.27)
Diluted		(0.14)	(0.20)	(0.17)	(0.27)

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries

Statements of changes in equity

For the three-month periods ended 31 March 2010 and 2009 (Unaudited)

	Consolidated financial statements								
		Additional paid-in capital	Unrealised surpluses (deficits)		Retained earnings				
	Issued and paid-up share capital	Share premium	Cumulative gain on dilution of investment in a subsidiary	Currency translation differences	Legal reserve	Unappropriated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
					(in thousand Baht)				
Balance at 1 January 2009	**5,479,688**	**4,301,990**	**346,225**	**(101,248)**	**413,853**	**5,618,015**	**16,058,523**	**44,721**	**16,103,244**
Translation gain relating to financial statements of foreign operations	-	-	-	25,402	-	-	25,402	725	26,127
Net income recognised directly in equity	-	-	-	25,402	-	-	25,402	725	26,127
Loss for the period	-	-	-	-	-	(220,292)	(220,292)	(2,950)	(223,242)
Balance at 31 March 2009	**5,479,688**	**4,301,990**	**346,225**	**(75,846)**	**413,853**	**5,397,723**	**15,863,633**	**42,496**	**15,906,129**
Balance at 1 January 2010	**5,479,688**	**4,301,990**	**349,348**	**(108,967)**	**413,853**	**5,146,786**	**15,582,698**	**43,113**	**15,625,811**
Unrealised gain from decrease in shareholding in an associate	-	-	28	-	-	-	28	-	28
Translation loss relating to financial statements of foreign operations	-	-	-	(72,857)	-	-	(72,857)	(1,326)	(74,183)
Net income (expense) recognised directly in equity	-	-	28	(72,857)	-	-	(72,829)	(1,326)	(74,155)
Profit (loss) for the period	-	-	-	-	-	(157,102)	(157,102)	915	(156,187)
Balance at 31 March 2010	**5,479,688**	**4,301,990**	**349,376**	**(181,824)**	**413,853**	**4,989,684**	**15,352,767**	**42,702**	**15,395,469**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries

Statements of changes in equity

For the three-month periods ended 31 March 2010 and 2009 (Unaudited)

	Separate financial statements				
		Additional paid-in capital	Retained earnings		
	Issued and paid-up share capital	Share premium	Legal reserve	Unappropriated	Total equity attributable to equity holders of the Company
			(in thousand Baht)		
Balance at 1 January 2009	**5,479,688**	**4,301,990**	**413,853**	**4,247,415**	**14,442,946**
Loss for the period	-	-	-	(293,818)	(293,818)
Balance at 31 March 2009	**5,479,688**	**4,301,990**	**413,853**	**3,953,597**	**14,149,128**
Balance at 1 January 2010	**5,479,688**	**4,301,990**	**413,853**	**3,476,747**	**13,672,278**
Loss for the period	-	-	-	(182,934)	(182,934)
Balance at 31 March 2010	**5,479,688**	**4,301,990**	**413,853**	**3,293,813**	**13,489,344**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries

Statements of cash flows

For the three-month periods ended 31 March 2010 and 2009 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2010	2009	2010	2009
		(in thousand Baht)			
Cash flows from operating activities					
Loss for the period		(157,102)	(220,292)	(182,934)	(293,818)
Adjustments for					
Depreciation of property and equipment	*6*	269,499	302,018	93,732	90,709
Amortisation of property and equipment under operating agreements	*6*	333,040	402,070	333,040	402,070
Amortisation of deferred charges	*6*	4,171	9,439	3,988	9,280
Amortisation of intangible assets	*6*	27,746	28,286	24,889	24,938
Interest income		(3,681)	(4,474)	(5,877)	(4,753)
Finance costs		123,389	90,547	106,341	78,232
Unrealised loss on exchange rate		39,633	131,987	992	137,209
Amortisation of borrowing costs	*7*	1,514	26,989	1,514	26,989
Allowance for doubtful accounts	*4*	3,302	15,143	5,434	19,735
Profit on minority interest		915	2,950	-	-
Allowance for obsolete inventory		9,349	9,912	10,436	9,744
(Gain) loss on sales of equipment		(4,870)	(30)	125	(1)
Write-off property and equipment		5,241	-	279	-
Share of profit of associates	*5*	(36,714)	(25,837)	-	-
Income tax expense		(25,416)	(81,784)	(58,226)	(101,988)
		590,016	686,924	333,733	398,346
Changes in operating assets and liabilities					
Trade accounts receivable and accrued income		41,264	73,723	(21,019)	23,621
Amounts due from related parties		(749)	2,409	(18,225)	(8,374)
Inventories		57,146	4,475	96,057	(14,406)
Prepaid insurance		64,228	60,349	63,385	59,409
Dividend receivables		-	-	-	(83,941)
Other current assets		(33,699)	16,886	(11,754)	151,000
Other non-current assets		14,435	(59,287)	12,933	(58,205)
Trade accounts payable		5,826	(62,702)	37,060	(79,847)
Amounts due to related parties		1,411	3,324	12,894	(4,787)
Advance receipts from customers		618,067	334,343	326,051	321,221
Accrued operating agreement fee		(14,368)	19,077	(4,152)	17,186
Accrued expenses		(73,269)	(63,534)	(40,888)	(67,131)
Other current liabilities		8,854	8,244	2,880	16,228
Other non-current liabilities		(13,781)	(7,890)	(11,150)	(9,675)
Interest received		1,324	3,604	4,651	861
Interest paid		(125,586)	(101,739)	(109,522)	(90,645)
Income tax paid		(49,456)	(63,615)	(25,153)	(17,108)
Net cash provided by operating activities		**1,091,663**	**854,591**	**647,781**	**553,753**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries

Statements of cash flows

For the three-month periods ended 31 March 2010 and 2009 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2010	2009	2010	2009
		(in thousand Baht)			
Cash flows from investing activities					
Dividends received		-	67,527	-	-
Purchase of property and equipment		(184,116)	(323,572)	(65,427)	(28,434)
Purchase of property and equipment under operating agreements		-	(130)	-	(130)
Sale of property and equipment		5,237	55	229	26
Short-term loans and advances to subsidiaries and associated		-	-	9,721	(34,049)
Payments for deferred charges		-	(1,078)	-	-
Purchase of intangible assets		(2,822)	(17,507)	(2,822)	(17,585)
Net cash used in investing activities		**(181,701)**	**(274,705)**	**(58,299)**	**(80,172)**
Cash flows from financing activities					
Proceeds from short-term borrowings		-	17,000	-	-
Repayments of short-term borrowings	*7*	(72,825)	-	(72,307)	-
Proceeds from long-term borrowings	*7*	99,036	-	-	-
Repayments of long-term borrowings	*7*	(79,051)	(25,623)	(487)	(549)
Net cash used in financing activities		**(52,840)**	**(8,623)**	**(72,794)**	**(549)**
Net increase in cash and cash equivalents		**857,122**	**571,263**	**516,688**	**473,032**
Cash and cash equivalents at beginning of period		797,639	1,173,335	158,253	620,544
Effects of exchange rate changes on balances held in foreign currencies		3,119	5,252	3,119	5,252
Cash and cash equivalents at end of period		**1,657,880**	**1,749,850**	**678,060**	**1,098,828**
Non-cash transactions					
Acquisition of property and equipment by debt		34,765	22,952	13,600	8,436

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries
Notes to the interim financial statements
For the three-month period ended 31 March 2010 (Unaudited)

Note	Contents

These notes form an integral part of the financial statements.

The interim financial statements were authorised for issue by the Board of Directors on 11 May 2010.

1 General information

Thaicom Public Company Limited, the "Company", is incorporated in Thailand and has its registered office at 414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

The Company was listed on the Stock Exchange of Thailand in January 1994.

The Company's major shareholders during the financial period was Shin Corporation Public Company Limited which is incorporated in Thailand, with 41.14% shareholding.

The Company, its subsidiaries, associate, and jointly controlled entities (Collectively referred to as "the Group") are primarily involved in transponder services for domestic and international communications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, Internet data center services, Internet services, satellite uplink-downlink services, printing and publishing of business telephone directories, banner advertising, telephone network services, mobile contents, and engineering and development services on communication technology and electronics, which are mainly operated under agreements for operation.

The Group has operations in 10 countries; Thailand, Singapore, Cambodia, Lao PDR, Australia, New Zealand, the United States of America, Mauritius, the British Virgin Islands and Japan.

The Company obtained agreements for operation from the Ministry of Transport and Communications for a period of 30 years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a 30-year period, service charges from users of the transponders. These agreements for operation have been transferred to the Ministry of Information Communication and Technology and will be expired in 2021.

Details of the Company's subsidiaries and jointly controlled entities as at 31 March 2010 and 31 December 2009 were as follows:

Name of the entity	Type of business	Country of incorporation	Ownership Interest (%) 31 March 2010	Ownership Interest (%) 31 December 2009
Direct subsidiaries				
DTV Service Company Limited	Providing meeting center via internet and broadband content services and sale of direct television equipment	Thailand	100	100
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	99.68	99.68
Star Nucleus Company Limited	Providing broadband technological services via Thaicom 4 satellite	The British Virgin Islands	70	70

Name of the entity	**Type of business**	**Country of incorporation**	**Ownership Interest (%)**	
			31 March 2010	31 December 2009
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	70	70
IPSTAR International Pte Limited	Providing iPSTAR transponder services	Singapore	100	100
IPSTAR Global Services Company Limited	Providing iPSTAR transponder service	Mauritius	100	100
Cambodian DTV Network Limited	Sale of direct television equipment	Cambodia	100	100
Indirect subsidiaries				
Subsidiary of DTV Service Company Limited				
NTU (Thailand) Company Limited	Provide organizing services related to conduct training, educational seminar and spread the various kind of knowledge.	Thailand	88.52	88.52
Subsidiaries of iPSTAR Company Limited				
IPSTAR Australia Pty Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in Australia.	Australia	100	100
IPSTAR New Zealand Company Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in New Zealand	New Zealand	100	100
Jointly-controlled entities				
Shenington Investments Pte Limited	Holding company for investment in international telecommunications	Singapore	51	51
Subsidiaries of Shenington Investments Pte Limited				
Mfone Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	51	51
Jointly- controlled of Shenington Investments Pte Limited				
Lao Telecommunications Company Limited	Providing fixed line, mobile phone, public phone, public international facilities and Internet services	Lao PDR	24.99	24.99

2 Basis of preparation of the financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 34 *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP"), applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand

The interim financial statements are prepared to provide an update on the financial statements for the year ended 31 December 2009. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2009.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand unless otherwise stated.

Accounting policies and methods of computation applied in the interim financial statements for the three-month ended 31 March 2010 are consistent with those applied in the financial statements for the year ended 31 December 2009.

3 Related party transactions and balances

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Company and close members of the family of these individuals, and companies associated with these individuals also constitute related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.14% (*31 December 2009: 41.14%*) of the Company's shares. Transactions with Shin Group, Cedar Group, Aspen Group, and Temasek Group are recognised as related party transactions of the Group.

Sales and service transactions with related parties were conducted under normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

Significant transactions for the three-month periods ended 31 March 2010 and 2009 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2010	2009	2010	2009
	(in thousand Baht)			
Sales				
Sales and services income				
Subsidiaries	-	-	304,011	192,650
Associate	2,222	2,423	2,190	2,414
Jointly-controlled entities	8,732	10,873	1,781	11,596
Related parties under common control	16,843	17,452	14,041	14,309
Other related party	327	-	-	-
Other income				
Subsidiaries	-	-	15,986	4,042
Jointly-controlled entities	252	210	515	428
Total	**28,376**	**30,958**	**338,524**	**225,439**
Expense				
Purchases of goods and services				
Subsidiaries	-	-	10,387	8,251
Associate	2,276	4,121	2,276	3,506
Jointly-controlled entities	978	1,231	1,995	2,512
Related parties under common control	10	377	10	377
Other related party	8,117	8,520	3,651	3,847
Selling and administrative expenses				
Parent company	-	22	-	-
Subsidiaries	-	-	1,226	56
Associate	664	921	530	624
Jointly-controlled entities	-	(592)	-	(1,236)
Related parties under common control	8,478	4,443	4,423	3,493
Other related party	317	1,021	-	-
Director and management benefit expenses	10,299	12,764	10,171	12,628
Total	**31,139**	**32,828**	**34,669**	**34,058**

Balances as at 31 March 2010 and 31 December 2009 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
	(in thousand Baht)			
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Subsidiaries	-	-	84,839	146,050
Associate	1,526	1,355	1,526	1,352
Jointly-controlled entities	16,315	8,883	4,154	4,394
Related parties under common control	2,633	7,600	-	5,062
Other related party	427	780	-	-
Total	20,901	18,618	90,519	156,858
Accrued income - related parties				
Subsidiaries	-	-	340,884	255,240
Associate	1,188	2,880	1,188	2,880
Jointly-controlled entities	1,705	1,029	1,438	117
Related parties under common control	5,462	4,470	4,626	4,470
Total	8,355	8,379	348,136	262,707
Total trade accounts receivable and accrued income from related parties	**29,256**	**26,997**	**438,655**	**419,565**
Amounts due from related parties				
Subsidiaries	-	-	31,392	14,612
Associate	50	-	50	-
Jointly-controlled entities	1,801	1,102	87,467	86,072
Total	**1,851**	**1,102**	**118,909**	**100,684**
Other current assets - related parties				
Subsidiaries	-	-	2,711	1,733
Jointly-controlled entities	35	-	70	-
Related parties under common control	212	4	212	4
Total	**247**	**4**	**2,993**	**1,737**
Short-term loans and advances to subsidiary				
Subsidiary	-	-	319,749	334,076
Total	**-**	**-**	**319,749**	**334,076**

As at 31 March 2010, the short-term loan to a subsidiary bears interest at the rate of 6.73% per annum (*31 December 2009: 3.76 – 6.73% per annum*) and is repayable within three months.

Movements during the three-month periods ended 31 March 2010 and 2009 of short-term loans and advance to a subsidiary were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2010	2009	2010	2009
	(in thousand Baht)			
At 1 January	-	-	334,076	168,805
Increase	-	-	-	31,862
Decrease	-	-	(5,295)	-
Unrealised loss on exchange rate	-	-	(9,032)	-
At 31 March	**-**	**-**	**319,749**	**200,667**

	Consolidated financial statements		**Separate financial statements**	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
	(in thousand Baht)			
Trade accounts payable - related parties				
Subsidiaries	-	-	1,114	2,110
Associate	12,561	21,978	12,546	21,525
Jointly-controlled entities	250	250	332	332
Related parties under common control	3,560	4,743	221	4,610
Other related party	2,448	2,284	2,448	2,284
Total	**18,819**	**29,255**	**16,661**	**30,861**
Amounts due to related parties				
Subsidiaries	-	-	48,992	41,348
Jointly-controlled entities	1,699	333	3,458	670
Related parties under common control	4,817	4,377	3,564	1,063
Other related party	1,901	2,297	1,303	1,341
Total	**8,417**	**7,007**	**57,317**	**44,422**
Fixed asset payable - related parties				
Subsidiaries	-	-	-	4,428
Total	**-**	**-**	**-**	**4,428**
Advance receipts from customers - related parties				
Subsidiaries	-	-	24,548	36,236
Associate	-	185	-	-
Jointly-controlled entities	-	171	-	336
Related parties under common control	192	26	-	-
Total	**192**	**382**	**24,548**	**36,572**

	Consolidated financial statements		Separate financial statements	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
	(in thousand Baht)			
Accrued expenses - related parties				
Subsidiaries	-	-	20,439	27,825
Associate	34	21	34	21
Jointly-controlled entities	-	328	-	670
Related parties under common control	491	1,835	551	548
Total	**525**	**2,184**	**21,024**	**29,064**
Other current assets - related parties				
Subsidiaries	-	-	93	-
Related parties under common control	160	160	160	160
Total	**160**	**160**	**253**	**160**
Other non current liabilities - related parties				
Jointly-controlled entities	40	40	54	54
Total	**40**	**40**	**54**	**54**

Warrants of Shin Corporation Public Company Limited granted to directors which are management of the Company

Shin Corporation Public Company Limited ("Shin"), the parent company, issued warrants which are in registered form, are non-transferable and have no offering price, to directors who are management of the Company. The term of the warrant is not exceeding five years. As at 31 March 2010, the details were as follows:

	Issued date	Issued *(units)*	Exercise ratio *(unit : share)*	Exercise price *(Baht/share)*	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	18,336,300	1 : 1.06942	16.645	Expired on 26 March 2007	
ESOP - Grant II	30 May 2003	12,222,100	1 : 1.11410	12.269	Expired on 30 May 2008	
ESOP - Grant III	31 May 2004	8,823,100	1 : 1.11410	32.681	Expired on 30 May 2009	
ESOP - Grant IV	31 May 2005	8,329,800	1 : 1.09950	37.981	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	7,823,000	1 : 1.06582	35.353	31 July 2007	30 July 2011

Directors' remuneration

The directors' remuneration represent monthly compensation, annual remuneration, and meeting fees whereas the directors benefit approved by the shareholders of the Company at their Annual General Meetings. The directors' remuneration is as part of directors and management benefit expenses presented in the statement of income.

Commitments with related parties

As at 31 March 2010, the Company had issued letters of comfort to the bankers of subsidiaries. Under the terms of the letters of comfort, the Company must hold its interests in its subsidiaries at the ratio as specified in the letters. The Company also confirms to the banks that the Company will provide necessary financial support to these subsidiaries to ensure that these subsidiaries will be able to meet their repayment obligations under their related loan agreements.

Significant agreements with related parties

a. The Company had entered into an agreement with an associated company, under which the associate was committed to provide uplink data service for a period of approximately five years. The Company was committed to pay for the service in respect of the agreements at approximately Baht 8.60 million *(31 December 2009: approximately Baht 10.03 million).*

b. The Company had entered into an agreement with a jointly-controlled entity, under which the jointly-controlled entity was committed to responsible for ensuring the IPSTAR gateway system perform in accordance with the industry standard and provide maintenance service for a period of approximately five years. The Company was committed to pay for the service in respect of the agreements at approximately USD 0.58 million *(31 December 2009: approximately USD 0.64 million).*

c. The Company and subsidiary had entered into agreements with subsidiaries, under which the Company and subsidiaries were committed to pay royalty fee 1% of revenue from sale or lease of IPSTAR gateway, 1% of revenue from sale or lease of IPSTAR User terminal and 3% of revenue from sale or service of IPSTAR bandwidth.

d. The Company had entered into agreements with subsidiaries, associate and jointly-controlled entities, under which the Company was committed to provide transponder service, IPSTAR bandwidth service and advisory service. Subsidiaries, associate and jointly-controlled entities were committed to pay the Company for the service of the agreements at approximately USD 145.20 million and Baht 6.58 million *(31 December 2009: approximately USD 147.43 million and Baht 7.56 million).* The service fees of some contracts vary to the actual used or number of installed user terminal at the rate stated in the contract.

4 Trade accounts receivable and accrued income

	Note	Consolidated financial statements		Separate financial statements	
		31 March 2010	31 December 2009	31 March 2010	31 December 2009
		(in thousand Baht)			
Trade accounts receivable					
Related parties	*3*	20,901	18,618	90,519	156,858
Other parties		1,314,836	1,229,709	660,694	534,141
Total		**1,335,737**	**1,248,327**	**751,213**	**690,999**
Accrued income					
Related parties	*3*	8,355	8,379	348,136	262,707
Other parties		80,455	214,816	52,593	180,661
Total		**88,810**	**223,195**	**400,729**	**443,368**
Total trade accounts receivable and accrued income		**1,424,547**	**1,471,522**	**1,151,942**	**1,134,367**
Less allowance for doubtful accounts		(422,558)	(424,967)	(254,026)	(252,036)
Net		**1,001,989**	**1,046,555**	**897,916**	**882,331**
Bad and doubtful debts expense for the three-month period ended 31 March		**3,302**	**15,143**	**5,434**	**19,735**

Aging analysis for trade accounts receivable were as follows:

	Consolidated financial statements		Separate financial statements	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
	(in thousand Baht)			
Within credit terms	478,059	273,955	305,441	140,411
Overdue:				
Less than 3 months	290,404	312,290	105,378	157,066
3 - 6 months	41,639	131,377	11,951	64,681
6 - 12 months	101,141	83,822	56,446	43,419
over 12 months	424,494	446,883	271,997	285,422
Total	**1,335,737**	**1,248,327**	**751,213**	**690,999**
Less allowance for doubtful accounts	(422,558)	(424,967)	(254,026)	(252,036)
Net	**913,179**	**823,360**	**497,187**	**438,963**

The normal credit term for general customers were granted by the Group ranging 30 - 60 days.

5 Investments in subsidiaries, jointly-controlled entities and an associate

	Consolidated financial statements		**Separate financial statements**	
	2010	2009	2010	2009
	(in thousand Baht)			
At 1 January	418,505	380,791	813,500	795,788
Share of net profits of investments in associate - equity method	36,714	25,837	-	-
Unrealised gain from decrease in shareholding in an associate	28	-	-	-
At 31 March	**455,247**	**406,628**	**813,500**	**795,788**

Investments in subsidiaries, jointly-controlled entities and associate as at 31 March 2010 and 31 December 2009, and dividend income from those investments for the three-month periods ended 31 March 2010 and 2009 were as follows:

Consolidated financial statements

	Ownership interest		Paid-up capital		Cost method		Equity method		Impairment		At equity - net		Dividend income for three months ended	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 March 2009
	(%)		*(in million Baht)*											
Associate														
CS Loxinfo Public Company Limited	42.56	42.56	159.84	159.84	1,481.52	1,481.52	455.25	418.51	-	-	455.25	418.51	-	-
Total			**159.84**	**159.84**	**1,481.52**	**1,481.52**	**455.25**	**418.51**	**-**	**-**	**455.25**	**418.51**	**-**	**-**

	Separate financial statements											
	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for three months ended	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 December 2009	31 March 2010	31 March 2009
	(%)				*(in million Baht)*							
Subsidiaries												
DTV Service Company Limited	100.00	100.00	Baht 398.79 million	Baht 398.79 million	398.79	398.79	-	-	398.79	398.79	-	-
Spacecode LLC	70.00	70.00	USD 4.29 million	USD 4.29 million	118.65	118.65	-	-	118.65	118.65	-	-
iPSTAR Company Limited	99.68	99.68	USD 2.00 million	USD 2.00 million	136.23	136.23	-	-	136.23	136.23	-	-
Star Nucleus Company Limited	70.00	70.00	-	-	-	-	-	-	-	-	-	-
IPSTAR International Pte Limited	100.00	100.00	SGD 20,000	SGD 20,000	0.45	0.45	-	-	0.45	0.45	-	-
IPSTAR Global Services Company Limited	100.00	100.00	USD 20,000	USD 20,000	0.69	0.69	-	-	0.69	0.69	-	-
Cambodian DTV Network Company Limited	100.00	100.00	USD 600,000	USD 600,000	21.05	21.05	-	-	21.05	21.05	-	-
Jointly-controlled entity												
Shenington Investments Pte Limited	51.00	51.00	SGD 14.66 million	SGD 14.66 million	137.64	137.64	-	-	137.64	137.64	-	83.94
Total					**813.50**	**813.50**	**-**	**-**	**813.50**	**813.50**	**-**	**83.94**

Significant movements in investments in subsidiaries, jointly controlled entities and an associate for the three-month period ended 31 March 2010 were as follows:

Jointly-controlled entity

a) Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the Annual General Meeting of the shareholders of LTC held on 9 February 2010, the shareholders approved the appropriation of dividend from 2009 operation of USD 30 million which including interim dividend of USD 10 million. The interim dividend of USD 10 million was paid on 4 March 2010.

Associate

b) Dividend payment of CS Loxinfo Public Company Limited ("CSL")

At the Annual General Meeting of the shareholders of CSL held on 7 April 2010, the shareholders approve the appropriation of dividend payment for the last seven-month of 2009 of the CSL of Baht 0.27 per share, amounting to Baht 158.67 million. The dividend was paid on 4 May 2010.

c) Increase and reduction of Share Capital of CS Loxinfo PublicCompany Limited ("CSL")

Increase of Share Capital of CS Loxinfo PublicCompany Limited ("CSL")

At the annual general meeting of the shareholders of CSL held on 7 April 2010, a resolution was passed to approve the issuance of 2,750,000 additional ordinary shares to reserve for the change in the exercise ratio for ESOP Grant II, Grant III, Grant IV and Grant V, equivalent to 0.43% of the total issued and paid-up share capital of CSL. CSL has registered the increased share capital to the Ministry of Commerce on 28 April 2010.

Reduction of Share Capital of CS Loxinfo PublicCompany Limited ("CSL")

At the Annual General Meeting of the shareholders of CSL held on 7 April 2010, the shareholders approve the reduction the ordinary shares because the warrant of CSL for ESOP-Grant I expired on 13 May 2009 in number of 5,678,038 shares, equivalent to 0.89% of the total issued and paid-up shares capital of CSL. CSL has registered the decreased share capital to the Ministry of Commerce on 28 April 2010.

Commitments

According to the joint venture agreement between the Group and the Government of the Lao People's Democratic Republic, the Group must transfer all of LTC's shares to the Government of the Lao People's Democratic Republic, without any charges or compensation, on the expiration date of the joint venture agreement in 2021.

6 Capital expenditure and commitments

	Consolidated financial statements			
	Property and equipment	Property and equipment under agreements for operation	Deferred charges	Intangible assets
	(in thousand Baht)			
Transactions during the three-month period ended 31 March 2010				
Opening net book value	6,045,849	15,527,788	57,466	1,208,069
Additions	161,356	-	-	3,241
Disposal, net	(366)	-	-	-
Write-offs, net	(5,241)	-	-	-
Depreciation / amortisation charges	(269,499)	(333,040)	(4,171)	(27,746)
Foreign currency translation adjustments	(154,983)	-	-	(3,555)
Closing net book value	**5,777,116**	**15,194,748**	**53,295**	**1,180,009**
As at 31 March 2010				
Cost	10,560,225	23,655,308	101,571	1,658,474
Less accumulated depreciation / amortisation	(4,754,517)	(8,460,560)	(48,276)	(478,465)
Less accumulated impairment loss	(28,592)	-	-	-
Net book value	**5,777,116**	**15,194,748**	**53,295**	**1,180,009**

As at 31 March 2010, property and equipment includes property and equipment under agreements of operation of a jointly-controlled entity, Mfone Company Limited ("Mfone"), of approximately Baht 2,796.78 million *(31 December 2009: Baht 2,972.61 million)*. According to the agreement, Mfone must transfer its ownership of the property and equipment to the government of Cambodia on the expiration date of the agreements of operation, on 4 March 2028 (Note 11b).

	Separate financial statements			
	Property and equipment	Property and equipment under agreements for operation	Deferred charges	Intangible Assets
	(in thousand Baht)			
Transactions during the three-month period ended 31 March 2010				
Opening net book value	1,235,905	15,527,788	55,117	1,031,266
Additions	61,347	-	-	3,241
Disposal, net	(355)	-	-	-
Write-offs, net	(279)	-	-	-
Depreciation / amortisation charges	(93,732)	(333,040)	(3,988)	(24,889)
Closing net book value	**1,202,886**	**15,194,748**	**51,129**	**1,009,618**
As at 31 March 2010				
Cost	3,756,935	23,655,308	67,236	1,444,989
Less accumulated depreciation / amortisation	(2,554,049)	(8,460,560)	(16,107)	(435,371)
Net book value	**1,202,886**	**15,194,748**	**51,129**	**1,009,618**

Capital expenditure commitments

Capital expenditure contracted but not provided for at the reporting date were as follows:

		Consolidated financial statements		Separate financial statements	
	Currency	31 March 2010	31 December 2009	31 March 2010	31 December 2009
		(in thousand)			
THAICOM 4 Project	USD	432	432	432	432
	AUD	225	245	-	-
Telephone network	USD	5,019	11,323	-	-
Total	USD	5,451	11,755	432	432
	AUD	225	245	-	-
Total equivalent to Thai Baht		**184,046**	**401,351**	**14,056**	**14,484**

7 Interest-bearing liabilities

	Consolidated financial statements		Separate financial statements	
	31 March 2010	31 December 2009	31 March 2010	31 December 2009
	(in thousand Baht)			
Current				
Short-term borrowings				
Loans from financial institutions	7,000	7,518	-	-
Trust receipt	1,018	73,820	1,018	73,820
Total short-term borrowings	8,018	81,338	1,018	73,820
Current portion of long-term borrowings				
Loans from financial institutions	148,170	178,053	-	-
Loans from others	652,446	457,796	2,265	2,369
Total current portion of long-term borrowings	800,616	635,849	2,265	2,369
Non-current				
Long-term borrowings				
Loans from financial institutions	673,894	623,466	-	-
Loans from others	240,873	471,003	4,099	4,482
Total long-term borrowings	914,767	1,094,469	4,099	4,482
Long term bond	6,979,084	6,977,570	6,979,084	6,977,570
Total non current	7,893,851	8,072,039	6,983,183	6,982,052
Total	**8,702,485**	**8,789,226**	**6,986,466**	**7,058,241**

Long-term debentures

As at 31 March 2010, the Company issued 2 tranches of Baht 7,000 million, with a par value of Baht 1,000 each, unsubordinated and unsecured with having registered and bond holders representative debentures as follow:

Issue date	No. of units (Million)	Amount (Million Baht)	Interest rate (per annum)	Term of interest payment	Principal payment term	Outstanding balance as at 31 March 2010 *(in million Baht)*
6 November 2009	3.3	3,300	5.25%	Quarterly	Entirely redeemed on 6 November 2012	3,300
6 November 2009	3.7	3,700	6.15%	Quarterly	Entirely redeemed on 6 November 2014	3,700
Total debentures						7,000
Less bond issuing cost						(21)
Net						**6,979**

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios

The movements in the borrowings can be analysed as follows:

	Consolidated financial statements	Separate financial statements
	(in thousand Baht)	
For the three-month period ended 31 March 2010		
Opening net book value	8,789,226	7,058,241
Proceeds from long-term borrowings, net of financial costs	99,036	-
Repayment of short-term borrowings	(72,825)	(72,307)
Repayment of long-term borrowings	(79,051)	(487)
Amotisation of finance costs	1,514	1,514
Increase from change in status from accounts payable - property and equipment	6,189	-
Gain on exchange rate	(41,604)	(495)
Closing net book value	**8,702,485**	**6,986,466**

Credit facilities

As at 31 March 2010, available credit facilities for loans from local and oversea banks are Baht 1,293 million and USD 16 million (*31 December 2009: Baht 1,292 million and USD 17 million*).

8 Share capital and warrants

	Par value per share (Baht)	2010 Number	2010 Amount	2009 Number	2009 Amount
		(thousand shares / thousand Baht)			
Authorised capital					
At 31 March					
ordinary shares	*5*	**1,132,082**	**5,660,412**	**1,132,082**	**5,660,412**
Issued and paid up					
At 1 January					
ordinary shares	*5*	1,095,938	5,479,688	1,095,938	5,479,688
Issue of new shares	*5*	-	-	-	-
At 31 March					
ordinary shares	*5*	**1,095,938**	**5,479,688**	**1,095,938**	**5,479,688**

Warrants

As at 31 March 2010, the Company has five ESOP schemes allocated to directors and employees of the Company and its subsidiaries. The warrants are in registered form, are non-transferable and have no offering price. The terms of the warrants do not exceed five years. The exercise price and period are detailed below:

	Issued date	Issued *(million units)*	Exercise ratio *(unit : share)*	Exercise price *(Baht/share)*	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	8.00	1 : 2.04490	13.081	Expired on 26 March 2007	
ESOP - Grant II	30 May 2003	4.40	1 : 2.04490	6.279	Expired on 31 May 2008	
ESOP - Grant III	31 May 2004	5.89	1 : 1.02245	13.913	Expired on 31 May 2009	
ESOP - Grant IV	31 May 2005	7.56	1 : 1.02245	16.441	31 May 2006	31 May 2010
ESOP - Grant V	31 May 2006	10.03	1 : 1.00000	11.870	31 May 2007	31 May 2011

Movements in the number of warrants outstanding for the three-month period ended 31 March 2010 are as follows:

	Balance at 1 January 2010	Issue during the period	Exercise during the period	Expired during the period	Balance at 31 March 2010
			(in thousand unit)		
ESOP - Grant IV					
Directors	2,967	-	-	-	2,967
Employees	4,595	-	-	-	4,595
Total	**7,562**	**-**	**-**	**-**	**7,562**
ESOP - Grant V					
Directors	1,099	-	-	-	1,099
Employees	8,934	-	-	-	8,934
Total	**10,033**	**-**	**-**	**-**	**10,033**
Grand Total	**17,595**	**-**	**-**	**-**	**17,595**

Compensation costs related to the warrants are not recognised in these financial statements for the fair value of the non-exercised warrants granted.

9 Segment information

Segment information is presented in respect of the Group's business and geographic segments. The primary format, business segments / geographic segments is based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1	Services relating to the satellite business and the transponder services segment
Segment 2	Sales and services relating to the Internet and media business
Segment 3	Sales and services relating to the telephone network business in Cambodia and the Lao People's Democratic Republic.
Segment 4	Others

Geographic segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers.

The areas of operation in Thailand are principally satellite business services, internet and media services and printing and publishing of business telephone directories services. Cambodia and Lao PDRs' main activities are sales and services relating to telephone network business and satellite business services. Australia main activities are sales and services relating to satellite business.

The following are the main geographical locations:

Segment 1	Thailand
Segment 2	Cambodia
Segment 3	The Lao People's Democratic Republic
Segment 4	Australia
Segment 5	Others

Revenue and results, based on business segments, in the consolidated financial statements for the three-month periods ended 31 March 2010 and 2009 were as follows:

	2010	2009
	(in thousand Baht)	
Segment revenue		
Satellite business services	1,211,013	1,093,682
Internet services	145,108	88,610
Telephone network	441,603	591,893
Share of profit from associate	36,714	25,837
Eliminations	(13,965)	(15,758)
Total	**1,820,473**	**1,784,264**
Segment results		
Satellite business services	(91,184)	(193,460)
Internet services	38,510	20,180
Telephone network	19,739	151,994
Other segments	(25,085)	(43,807)
Eliminations	(985)	(2,961)
Total	**(59,005)**	**(68,054)**

Revenue and results, based on geographical segments, in the consolidated financial statements for the three-month periods ended 31 March 2010 and 2009 were as follows:

	2010	2009
	(in thousand Baht)	
Segment revenue		
Thailand	608,914	584,081
Cambodia	310,563	453,172
Lao PDR	212,050	200,423
Australia	337,963	314,663
Others	350,983	231,925
Total	**1,820,473**	**1,784,264**
Segment results		
Thailand	(87,473)	(126,175)
Cambodia	(32,890)	101,596
Lao PDR	72,218	57,465
Australia	23,925	(9,867)
Others	(34,785)	(91,073)
Total	**(59,005)**	**(68,054)**

10 Loss per share

Basic loss per share

The calculation of basic loss per share for the three-month periods ended 31 March 2010 and 2009 was based on the loss for the period attributable to equity holders of the Company and the number of ordinary shares outstanding during each period as follows:

	Consolidated financial statements		**Separate financial statements**	
Three-month period ended 31 March	2010	2009	2010	2009
	(in thousand Baht / thousand shares)			
Loss for the period	(157,102)	(220,292)	(182,934)	(293,818)
Loss attributable to equity holders of the Company (basic)	**(157,102)**	**(220,292)**	**(182,934)**	**(293,818)**
Number of ordinary shares outstanding	**1,095,938**	**1,095,938**	**1,095,938**	**1,095,938**
Loss per share (basic) ***(in Baht)***	**(0.14)**	**(0.20)**	**(0.17)**	**(0.27)**

Diluted loss per share

The calculation of diluted loss per share for the three-month periods ended 31 March 2010 and 2009 was based on the loss for the period attributable to equity holders of the Company and the number of ordinary shares outstanding during the period after adjusting for the effects of all dilutive potential ordinary shares as follows:

	Consolidated financial statements		**Separate financial statements**	
Three-month period ended 31 March	2010	2009	2010	2009
	(in thousand Baht / in thousand shares)			
Loss attributable to equity holders of the Company (basic)	(157,102)	(220,292)	(182,934)	(293,818)
Loss attributable to equity holders of the Company (diluted)	**(157,102)**	**(220,292)**	**(182,934)**	**(293,818)**
Number of ordinary shares outstanding (basic)	1,095,938	1,095,938	1,095,938	1,095,938
Effect of shares warrants on issue	-	-	-	-
Number of ordinary shares outstanding (diluted)	**1,095,938**	**1,095,938**	**1,095,938**	**1,095,938**
Loss per share (diluted) ***(in Baht)***	**(0.14)**	**(0.20)**	**(0.17)**	**(0.27)**

11 Commitments with non-related parties

a) Agreement for operation of domestic communication satellite

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The agreements for operation have been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. As at 31 March 2010, the remaining minimum fee is Baht 850 million *(31 December 2009: Baht 864 million).* In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipments to MICT on the date of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Mfone Company Limited ("Mfone"), a jointly-controlled entity in Cambodia, has obtained agreements for operation from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Mfone will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement in 2028 (Note 6).

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, internet and paging - within the Lao PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a joint venture of the Company, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges (Note 5). According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 31 March 2010, LTC has remaining additional investment of approximately USD 113.26 million *(31 December 2009: USD 113.26 million).*

d) Agreements for operation of a subsidiary company and associated companies for the satellite uplink-downlink and Satellite Internet services and Internet services in Thailand

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Company, entered into agreements for operation with CAT Telecom Public Company Limited ("CAT") for a period of 22 years from 9 August 1994 to 8 August 2016 to provide satellite uplink-downlink and internet services.

Currently, the National Telecommunications Commission ("NTC") is responsible for granting licenses to provide internet access services in Thailand. DTV Service Company Limited, the Company's subsidiary, and CSL operate the business to provide internet and telecommunication services under licenses granted by NTC as follow:

Type of license	Issued date	Period
License of DTV Service Company Limited		
Internet Operation License Type I	18 October 2009	1 year
Licenses of CSL		
Internet Operation License Type II	26 April 2007	5 years
Internet Operation License Type I	8 September 2009	5 years
Telecom Operation License Type I	11 October 2009	5 years
Telecom Operation License Type III	20 December 2007	15 years

e) Obligation under "Financing and Project Agreement"

Lao Telecommunications Company Limited ("LTC") entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 322.5 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these interim financial statements because the project has not commenced yet.

f) Capital commitment

At 31 March 2010, Shennington Group has capital commitment according to the percentage of share hold by the Group amount of USD 5.02 million (approximately Baht 163 million) *(31 December 2009: USD 11.3 million; approximately Baht 379 million).*

g) Obligation from shares buy back options

On 23 October 2003, the Company and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to the Company, with the condition that the Company has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, the Company has the right to refuse. If the offered price per share is equal to the higher of USD 1 or fair market value at offering date, the Company has to purchase those shares from Codespace Inc. The Company believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of the Company, the value per share of iPSTAR Co., Ltd.'s shares is higher than USD 1. Therefore, the Company does not recognise this obligation as its liabilities in these interim financial statements. As of 31 March 2010, the remaining share option was 0.63 million shares *(31 December 2009: 0.63 million shares).*

h) Operating lease commitments

As at 31 March 2010 and 31 December 2009, the Group has future aggregate minimum lease payments under non-cancellable operating leases are as follows:

		Consolidated financial statements		Separate financial statements	
		31 March 2010	31 December 2009	31 March 2010	31 December 2009
	Currency	*(in thousand)*			
Within one year	THB	34,167	25,660	34,167	25,660
	USD	9,394	8,130	6,041	6,402
	PHP	1,970	1,970	1,970	1,970
Total equivalent Baht		341,146	299,595	232,105	241,667
After one year but within five years	THB	41,200	28,920	41,200	28,920
	USD	16,066	11,898	3,764	5,538
	KIP	3,393	2,455	-	-
	PHP	3,447	3,940	3,447	3,940
Total equivalent Baht		566,303	430,577	166,146	217,419
After five years	THB	19,562	19,837	19,562	19,837
	USD	6,127	3,387	-	-
	KIP	761,382	722,241	-	-
Total equivalent Baht		221,744	136,241	19,562	19,837
Grand total equivalent Baht		**1,129,193**	**866,413**	**417,813**	**478,923**

i) Other commitments

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts, for the following amounts:

		Consolidated financial statements		Separate financial statements	
		31 March 2010	31 December 2009	31 March 2010	31 December 2009
	Currency	*(in thousand)*			
Minimum operating agreement fee payable to Ministry of Information Communication and Technology	THB	163,000	137,000	163,000	137,000
IPSTAR equipment sales	THB	338	338	338	338
Satellite space leasing by customers	USD	293	212	293	212
	THB	490,770	487,358	490,770	487,000
IPSTAR Gateway	USD	379	379	379	379
Standby letters of credit	USD	747	3,233	747	3,233
Letters of credit	USD	966	250	716	-
Others	THB	3,401	3,552	3,322	3,322

12 Contingent liabilities

Assessment for income tax in India

The Tax Authority in India ('the said Authority'), has held that the payments received by the Company for providing Transponder Services ('TPS') to its Indian Customers and non-resident customers targeting Indian audience ('the Customer') was Royalty under both the Indian Income Tax Act ('the Act'), and the Double Taxation Avoidance Agreement between Thailand and India ('the DTAA') and subject to withholding tax at the rate of 15% on gross basis. But the Company considered income from Transponder Services to be business income, and as the Company does not have permanent establishment in India, such incomes are not taxable in India.

The Tax Authority has raised the tax demand including surcharge and education cess aggregating to Rs.612.1 million (approximately Baht 462 million) exclusive of interest amounting to Rs 92.7 million (approximately Baht 70 million) against the said payment received by it from the customers for the Assessment Year ('AY') 1998-99 to 2005-06 (1 April 1997 to 31 March 2005). Further, the said Authority has also levied penalty of Rs.324.9 million (approximately Baht 245 million) for AY 1998-99 to 2001-02.

From Authority's letter dated 22 August 2008, the Authority had asked for payment of the said income tax including interest for late payment amounting to Rs. 83.2 million (approximately Baht 63 million) (calculated up to the end of August 2008). And from Authority's letter dated 3 December 2008, the authority raised the tax demand for AY 2006-07 including related interest amounting to Rs. 22.6 million (approximately Baht 17 million)

The Company had received Withholding Tax Certificates ('WTC') from its Customers until AY 2007-08 net amounting to Rs. 487.9 million (approximately Baht 369 million). The Company had also deposited Rs. 405.3 million (approximately Baht 306 million). In February 2009, the Company paid additional deposit Rs. 22.6 million (approximately Baht 17 million). As the result, deposit is totally Rs. 427.9 million (approximately Baht 323 million). The Company presents the deposit as non-current assets in the Balance Sheet.

Since the management and Tax Advisor in India are of the opinion that the income from the TPS is not subject to Tax in India, the Company did not make any provision for the liability against the balance amount of Rs. 219.6 million (approximately Baht 166 million), payable to the said Authority.

On 16 October 2009, the ITAT (Special Bench) pronounced its decision on the Company's appeal against the order of the Income Tax Authority of India and CIT (A) on the issue whether the income from transponder service is a royalty or a business income that the income from transponder service is a royalty and subject to withholding tax at the rate prescribed by law, and the use of transponder service constitutes the use of a process. However, the decision related to the income tax and interest thereon only, and did not include the issue of penalty and interest thereon, which is still pending before ITAT.

However, the Company's tax consultant in India is of the opinion that the decision of the ITAT (Special Bench) is likely to be incorrect as it is not in accordance with the decision of the High Court on telecom service which can be used as precedent by analogy and the decision in the PanAmSat International Systems Inc. case and should be challenged before the High Court, and the Company filed an appeal against the ITAT (Special Bench) decision with the High Court in December 2009 which is within the period of 120 days presented by laws. Therefore, the Company's management takes the view that the Company's income is not taxable in India and the case will be decided in the Company's favour on appeal.

If the Supreme court decides finally that the Company's income is taxable in India, the total tax liability demanded by the said Authority of Rs. 747.2 million (approximately Baht 565 million) which will be charged as expense immediately, but the Company will not be required to make any additional tax payment as the amount of WTC and the deposit made by the Company fully cover the tax demand. This, however, does not include the Penalty and the interest related to the Penalty already assessed in the amount of Rs. 388.3 million (approx. Baht 293 million) which will be charged as expenses if there is a final judgement that the Company is liable for Penalty and interest related to such Penalty, which the Company has already placed deposit against part of the Penalty and interest related to such Penalty leaving the total liability for Penalty and interest related to such Penalty in the amount of Rs. 219.6 million (approx. Baht 166 million) as stated in the preceding paragraphs together with interest at the maximum rate not exceeding one (1) percent per month as from the date of receipt of the Demand Notice until the date the payment.

However, even though it has been decided that the income from transponder service is a Royalty, if the Company did not conceal any income or intentionally declared incorrect amount of income in its income tax returns, the Penalty and interest imposed on the Company may be set aside.

The Authority sent the notices dated 29 March 2010 to the Company's tax agent in India that the penalty was assessed against the Company for the AY 2003-2004 and AY 2004-2005 in the amount of Rs. 88.43 million (approx. Baht 67 million) and Rs. 89.41 million (approx. Baht 68 million) respectively and requiring the Company to make payment foe the said penalty within 30 days from the date of receipt of the notices (30 March 2010). The Company filed appeals against the penalty with CIT (A) on 26 April 2010.

13 Other event

a) According to the judgment of the Supreme Court, Criminal Division for Persons Holding Political Positions rendered on February 26, 2010, concerns the Company and its affiliated companies in many aspects. The Company is of the opinion that the consequence of the judgment is limited to the holding that some property of the person holding political position was improperly acquired by an abuse of power while being in a political position. The judgment does not contain any order indicating that the Company or its affiliated companies shall take any actions as the Company is not involved to the case. The Company and its affiliated companies have been operating to the best of its ability in accordance with the law and the agreements and in good faith. The Company and its affiliated companies have every right available under the law and agreements to provide the facts to prove its innocence and good faith in any proceeding which may be initiated by the relevant government agencies in accordance with the law and justice.

b) On 19 April 2007, Mr. Supong Limthanakul brought legal actions against the National Telecommunications Commission ("NTC"), the office of the NTC and the Ministry of Information and Communication Technology ("MICT") in the Central Administrative Court ("CAC") on the ground that the three state agencies neglected to perform their duties in overseeing whether the Company has been carrying on its telecommunications business lawfully after the sale of Shin Corporation Public Company Limited's shares to the new shareholder.

CAC issued an order dated 8 April 2009 making the Company the fourth respondent in order to allow the Company to file the Reply to the petitioner's claim including evidence, documentary or otherwise to CAC and the Company filed the Reply and supporting evidence in July 2009

The Company is of the opinion that it will not be adversely affected in any way as the actions were brought against NTC, office of the NTC and MICT for neglecting to perform their duties and will not constitute a cause for terminating the operating agreement as the Company has fully complied with the terms and conditions of the operating agreement.

14 Reclassification of accounts

Certain accounts in the statement of income for the three-months period ended 31 March 2009 have been reclassified to conform to the presentation in the 2010 interim financial statements as follows:

	2009					
	Consolidated financial statements			**Separate financial statements**		
	Before reclass	Reclass.	After reclass.	Before reclass	Reclass.	After reclass.
			(in thousand Baht)			
Statement of income						
Cost of sale of goods and rendering of services	1,389,318	(3,627)	1,385,691	851,020	(3,627)	847,393
Administrative expenses	295,685	(23,362)	272,323	187,285	(23,362)	163,923
Finance costs	106,597	26,989	133,586	92,771	26,989	119,760
		-			-	

The reclassifications have been made because, in the opinion of management, the new classification is more appropriate to the Company's business.